Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 3, 2013 and the Prospectus dated May 18, 2011

Registration No. 333-174318

June 6, 2013

7.00% Senior Notes due 2021

The information in this pricing term sheet supplements the information in the preliminary prospectus supplement dated June 3, 2013, including the documents incorporated by reference therein (the “Prospectus Supplement”), and the related base prospectus dated May 18, 2011. Other information presented in the Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus Supplement.

Issuer:	Approach Resources Inc.

Title of Securities:	7.00% Senior Notes due 2021

Aggregate Principal Amount:	$250,000,000 aggregate principal amount

Net Proceeds to Issuer (before expenses):	$244,375,000

Distribution:	SEC Registered

Final Maturity Date:	June 15, 2021

Public Offering Price:	100.00% plus accrued interest, if any, from June 11, 2013

Coupon:	7.00%

Yield to Maturity:	7.00%

Spread to Benchmark Treasury:	+532 bps

Benchmark Treasury:	UST 3.125% due May 15, 2021

Interest Payment Dates:	June 15 and December 15

Record Dates:	June 1 and December 1

First Interest Payment Date:	December 15, 2013

Optional Redemption:

Make-whole call at T+50 until June 15, 2016.

From and after June 15, 2016, in whole or in part, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the date of redemption, on June 15 of the years set forth below:

Date	Price
2016	105.250%
2017	103.500%
2018	101.750%
2019 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to June 15, 2016, up to 35% at a redemption price equal to 107.000% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption.

Special Optional Redemption upon a Change of Control within the First Year:	None

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

CUSIP/ISIN Numbers:	CUSIP: 03834A AA1 ISIN: US03834AAA16

Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC KeyBanc Capital Markets Inc.

Co-Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. Tudor, Pickering, Holt & Co. Securities, Inc.

Trade Date:	June 6, 2013

Expected Settlement Date:	June 11, 2013 (T+3)

This information does not purport to be a complete description of the notes. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus Supplement, the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Prospectus Supplement may be obtained from your sales representative: J.P. Morgan Securities LLC at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attention: Syndicate Desk, or by calling (800) 245-8812.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.